January 13, 2017

Ms. Stephanie L. Sullivan

Senior Assistant Chief Accountant

Office of Financial Services

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Re:          Stock Yards Bancorp, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed March 4, 2016

File No. 001-13661

Dear Ms. Sullivan:

We are replying to inquiries and comments in your letter dated December 13, 2016 with regard to Stock Yards Bancorp, Inc. and the above named file number. To facilitate your review, we have included your references, comments and questions.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

Provision for Loan Losses, page 22

1.

We note that per page 31, non-performing loans includes troubled debt restructurings (TDRs), including accruing TDRs. On page 22 you state that the decrease in non-performing loans during 2015 was due to a decrease in loans classified as TDRs. On page 22, you state that TDRs, which are currently accruing interest, decreased from $6.4 million at December 31, 2014 to $1.1 million at December 31, 2015, reflecting the migration of one lending relationship to performing status. Lastly, we note your disclosure on page 49, that if a loan is restructured at a market rate for a new loan with comparable risk, no principal forgiveness has been granted, and the loan is not impaired based on the terms specified by the restructuring agreement, it shall be removed from restructured status generally after six months of performance. Please respond to the following:

Ms. Stephanie L. Sullivan

Senior Assistant Chief Accountant

Office of Financial Services

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

●	Quantify all loans that have been removed from TDR designation for the years ended December 31, 2015, 2014, 2013 and the nine months ended September 30, 2016.

For the years ended December 31, 2015, 2014 and 2013, as well as for the nine months ended September 30, 2016, we provided a list of the individual loans removed from TDR designation in Attachment I. There were a total of three loans for $3.4 million removed from TDR designation in 2013, no loans were removed in 2014, two loans for $5.2 million were removed in 2015, and no loans were removed in the nine months ended September 30, 2016.

●	Describe the factors leading to the removal of the TDR designation for these loans during the applicable periods.

Of the five loans removed from TDR status from January 1, 2013 through September 30, 2016, two were fully charged off, one was fully paid off, and one was returned to performing status because the restructured loan was made at market rate, there has been no principal forgiveness, and the loan had paid per restructured terms for at least six months and over a calendar year end and, in accordance with our accounting policy, was removed from TDR designation (Loan D in Attachment I). The fifth loan, for $0.4 million, was removed from the TDR accruing category through a downgrade to non-accrual (Loan E in Attachment I). It was still included in our non-performing loan totals, accounted for as an impaired loan and included in our impaired loan totals, although we no longer disclosed it as a TDR. This loan was subsequently fully charged off in 2016.

●	Tell us how much of the decrease in non-performing loans during 2015 was due to removal of the TDR designation, versus pay-off or charge-off of the TDR loan.

As noted above, two loans were removed from TDR status in 2015. One loan for $4.8 million (Loan D) was removed from TDR designation and considered a performing loan as it met all criteria in our accounting policy for removal from TDR designation. The other loan for $0.4 million (Loan E) was removed from the TDR accruing category through a downgrade to non-accrual. From December 31, 2014 to December 31, 2015, TDRs declined $5.3 million. The above explanation accounts for $5.2 of the decline. The remaining $0.1 million of the decline was due to loan payments received during 2015 on TDR loans. During the year ended December 31, 2015, none of the decrease was attributable to a pay-off or a charge-off of a TDR loan.

Ms. Stephanie L. Sullivan

Senior Assistant Chief Accountant

Office of Financial Services

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

●	Explain in further detail why the return of TDRs that were accruing interest to performing status reduces the level of non-performing loans in your portfolio.

TDRs in accruing status are included in non-performing loans in our MD&A disclosures and impaired loans in the footnotes to the financial statements. When loans are removed from TDR designation per our accounting policy described above, and returned to performing status, they are no longer included in the non-performing or impaired loan totals, reducing the level of non-performing loans in our portfolio. As previously noted, there was only one such TDR loan from January 1, 2013 through September 30, 2016 that was removed from TDR designation and returned to performing status.

●

Clarify if all of your TDRs are accruing interest for all periods presented. In this regard, we note that the disclosed amount of TDRs accruing interest as of December 31, 2015 and 2014 agrees to the total amount of TDRs included in non-performing loans for those periods.

Referring to the table on the bottom of page 31 of our 10-K, all loans included in the “Troubled debt restructuring” line are on accrual status for all periods presented. In this table, if a TDR loan moves to non-accrual status, it is then reported within the “Non-accrual loans” line rather than in the “Troubled debt restructuring” line. In future filings, we will provide a footnote to the “Non-accrual loans” line of the table indicating the amount, if any, of non-accrual TDR loans that were previously accruing TDRs. As of December 31, 2015 that amount was $0.4 million (Loan E). As of December 31, 2014 and 2013 the amount was $0. As of December 31, 2012 and 2011 the amounts were $2.5 million and $1.7 million, respectively.

Non-Interest Income and Non-Interest Expenses, page 23

2.

We note that most recurring fees, which generally comprise over 95% of your investment management and trust (“IM&T”) revenue, and nearly 14% of your total revenue, are earned for managing accounts based on a percentage of market value on a monthly basis. Please address the following:

●	Disclose, if true, in future filings that these recurring fees are based upon the value of your assets under management (AUM).

Yes, these recurring fees are based upon market value of assets under management. We will disclose the following in future filings: “Recurring fees are based upon market value of assets under management.”

●

Tell us if you have the right under any of your contracts to earn performance fees on your AUM. If so, revise future filings to disaggregate these fees from your investment management fees and disclose your policy for recognizing revenue from performance fees.

Ms. Stephanie L. Sullivan

Senior Assistant Chief Accountant

Office of Financial Services

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

We do not have the right under any of our contracts to earn performance fees on AUM. We will disclose the following in future filings: “We do not have the right under any of our contracts to earn performance fees on AUM.”

●

Provide a roll-forward of your AUM by investment strategy (i.e. equities, fixed income, cash and other assets) that separately presents gross client inflows, gross client outflows, market appreciation/(depreciation), and foreign currency translation adjustments (if applicable).

In a telephone conversation with Yolanda Trotter of the Commission Staff, we explained that our investment management and trust area is not a mutual fund company or registered investment advisor (RIA) and, as such, we do not track AUM by investment strategy like a mutual fund company or RIA. However, we have provided below similar information showing:

•	AUM by account type and whether managed/ non-managed as of December 31, 2015 and 2014,
•	Managed assets by class of investment as of December 31, 2015 and 2014, and
•	Fiduciary and related services income by account type for the years ended December 31, 2015 and 2014.

Below is a draft of what we will include in future filings.

The Assets under Management by Account Type table below demonstrates that:

•	More than 80% of our AUM are actively managed,
•	Non-managed employee benefit plan accounts consist primarily of participant-directed assets,
•	The amount of custody and safekeeping accounts is insignificant, and
•	The majority of our managed assets are in personal trusts, agency accounts and investment management accounts.

Ms. Stephanie L. Sullivan

Senior Assistant Chief Accountant

Office of Financial Services

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Assets Under Management by Account Type	As of December 31, 2015		As of December 31, 2014
(in thousands)	Assets		Assets
	Managed	Non-managed	Managed	Non-managed

Personal trusts and agency accounts	555,649	2,093	605,999	16,035
Employee benefit and retirement related accounts
Defined contribution	36,837	304,112	36,985	306,361
Defined benefit	14,053	0	15,625	0
IRAs	290,251	9,349	285,629	18,303
Corporate trust and agency accounts	0	0	0	0
Investment management and investment advisor agency accounts	770,194	0	736,758	0
Foundation and endowment trust and agency accounts	216,174	4,320	206,224	4,340
Total fiduciary accounts	1,883,158	319,874	1,887,220	345,039
Custody and safekeeping accounts	0	34,637	0	39,096

Totals	1,883,158	354,511	1,887,220	384,135
Total managed and non-managed	2,237,669		2,271,355

The Managed Assets by Class of Investment table below demonstrates that:

•	Managed assets are invested in instruments for which market values can be readily determined,
•	The majority of these instruments are sensitive to market fluctuations,
•	The composition of our managed assets is divided approximately 60% in equities and 40% in fixed income, and the composition is relatively consistent from year to year, and
•	No Stock Yards Bank propriety mutual funds exist, and therefore no such investment options are available to our clients.

Ms. Stephanie L. Sullivan

Senior Assistant Chief Accountant

Office of Financial Services

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Managed Assets by Class of Investment
(in thousands)	As of
	12.31.2015	12.31.2014

Non-interest bearing deposits	357	1,186
Interest bearing deposits	118,692	102,246
US Treasury and Government agency obligations	56,457	77,650
State, county and municipal obligations	133,887	143,077
Money market mutual funds	41,921	38,805
Equity mutual funds	416,646	418,351
Other mutual funds - fixed, balanced and municipal	280,903	270,511
Other notes and bonds	77,584	65,608
Common and preferred stocks	654,208	665,751
Real estate mortgages	437	516
Real estate	45,297	45,118
Other miscellaneous assets (1)	56,769	58,401
Total	1,883,158	1,887,220

(1) Includes rights, warrants, annuities, insurance policies, UITs and oil and gas rights.

●	Disclose the fee arrangement (e.g. 1% of AUM) earned for managing accounts separately by type of investment strategy.

The table below demonstrates that our fee revenue is earned most significantly from personal trusts, agency and investment management accounts. As noted above, fees earned are not performance based nor are they based on investment strategy or transactions. Rather, fees are based on AUM and tailored for individual accounts and/or relationships. We use a fee structure that considers and tailors based on type of account, size of the account, investment strategy, expected effort required to service the account, and other factors. For example, fee structures are in place for investment management accounts, irrevocable trusts, revocable trusts, IRA accounts, and accounts holding only fixed income securities. There are is also a fee structure for estate settlements which are non-recurring, and retirement plan services which typically consist of a one-time conversion fee with recurring AUM fees to follow. All fees are based on the market value of each account and are tiered based on account size, with larger relationships paying a lower percentage in fees. Fees are agreed upon at the time the account is opened, and these and any subsequent revisions are communicated in writing to the customer.

Ms. Stephanie L. Sullivan

Senior Assistant Chief Accountant

Office of Financial Services

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Fiduciary and Related Services Income	For the year ended
(in thousands)	12.31.2015	12.31.2014

Personal trusts and agency accounts	6,825	7,499
Employee benefit and retirement related trust accounts
Defined contribution	1,367	1,284
Defined benefit	125	119
IRAs	2,847	2,579
Corporate trust and agency accounts	3	3
Investment management and investment advisor agency accounts	6,087	5,639
Foundation and endowment trust and agency accounts	433	535
Custody and safekeeping accounts	90	87
Brokerage and insurance	132	202
Other	117	265
Total	18,026	18,212

Allowance for Loan Losses, page 32

3.	We note during the second quarter of 2015, you extended the historical period used to capture Bancorp’s historical loss ratios from 12 quarters to 24 quarters. Please address the following:

●	Tell us, and discuss in future filings, the specific portfolio segments and classes of loans which were impacted by this change.

This change applied/applies to all classes and segments of our loan portfolio. Loans deemed to be impaired are evaluated individually for impairment and receive an allowance using specific allocations. All loans not deemed to be impaired are evaluated collectively and receive an allowance which incorporates historical loss ratios derived over the past 24 quarters.

Ms. Stephanie L. Sullivan

Senior Assistant Chief Accountant

Office of Financial Services

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

In future filings, we will add the following sentence where we discuss the extension of the historical period from 12 to 24 quarters: “This extension of the historical period used to capture Bancorp’s historical loss ratios was applied to all classes and segments of our loan portfolio.”

We will update this wording as appropriate as we evaluate the historical period used as a part of our normal, ongoing evaluation process.

●	Tell us how you adjusted the qualitative factors discussed on page 49 as a result of your change in the historical look-back period.

The expansion of the look-back period for the quantitative historical loss rate caused us to review the overall methodology for the qualitative factors to ensure we were appropriately capturing the risk not addressed in the quantitative historical loss rate. We had previously maintained additional qualitative allowance to address credit risk not captured by the 12 quarter look-back period; however when we extended the look-back period to 24 quarters the incremental risk not captured in the quantitative historical loss rate decreased. This decrease was a result of the expansion of the underlying data analyzed for a 24 quarter look-back period as compared to a 12 quarter look-back period which indicated that the quantitative allowance captured more risk therefore the incremental risk lessened. We expanded the look-back period to 24 quarters to obtain more granular loss data, including loss data from a downturn in the economy to have a more refined quantitative and qualitative estimate.

●

Quantify the impact of this change in methodology for the periods presented. In this regard, it appears you did not record any provision for loan losses (or reversals of the provision for loan losses) for the first three quarters of 2015. In light of the stated purpose for the change in methodology, please tell us in more detail why there did not appear to be a bigger impact on your allowance for loan losses.

Our quarterly allowance calculation has both quantitative and qualitative factors which support the total balance of the allowance for each quarter end. The effect of our increase in the look-back period to 24 quarters in the second quarter of 2015 resulted in a net increase to the calculated quantitative allowance; however this was offset during the quarter by a decrease to the qualitative factors as mentioned in the previous bullet point of this question. The net impact was a reduction in the allowance during the second quarter of 2015 of approximately $1.6 million. We did not run the revised quantitative allowance model with the 24 quarter look-back period against prior periods. The change in the allowance was consistent with management’s judgment regarding the current risk in the loan portfolio and was consistent with our analysis which showed steady, but not drastic, improvement in most loan quality categories during the quarter (problem loans, non-performing loans, past due loans – excluding nonaccrual loans).

Ms. Stephanie L. Sullivan

Senior Assistant Chief Accountant

Office of Financial Services

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Each quarter the allowance calculation detail and methodology are reviewed by an internal management committee (the allowance factors committee) and then presented in detail to the audit committee of the board of directors. All allowance changes including methodology changes are reviewed in detail at these meetings. During the regular quarterly detailed analysis, management concluded the look-back period being utilized during 2014 (12 quarters of historical charge off data) did not sufficiently reflect management’s estimate of the current inherent credit risk in the loan portfolio due to the limited number of charge offs experienced during the most recent periods. As a result of our normal process of evaluating the allowance methodology and calculation, it was decided that our look-back period should be extended for the quantitative allowance to properly represent the ups and downs of a full economic cycle. Extending the look-back period to align with a period more reflective of a full economic cycle allowed for the inclusion and thorough consideration of relevant and reliable historical data (both internal and external) over the full economic cycle. Extending the look-back period to 24 quarters was corroborated with and supported by our own internal statistics information provided by the National Bureau of Economic Research and peer group data (UBPR data) and provides for a more robust and appropriate level of charge-offs from which to derive loan loss rates by segment. The committees named above also review detailed analytical information each quarter about the loan portfolio to ensure that the provision decision is supported both by our loan loss model calculation and the overall analysis. The analytical review includes trends of loans graded in our lowest pass category, problem loans (risk graded OAEM or below), non-performing loans, past due loans (including and excluding nonaccrual loans), and net charge offs. Then these trends are considered in relation to the overall level of the allowance to total loans. The committees also review peer analysis to help understand our trends versus both industry and regional trends.

Income Taxes, page 51

4.

We note your disclosure that in 2014, the amortization method for investments in new markets and historic tax credit partnerships was changed from the effective yield method to the cost method, which matches the amortization period with the time frame over which the credits are realized and amortization expense is recorded as other non-interest expense. Please respond to the following:

●	Tell us the basis for your change in accounting principle for the investments in new markets and historic tax credit partnerships.

FASB Accounting Standards Update 2014-01 was issued in 2014 which provided guidance for the treatment of investments in qualified affordable housing projects. With the adoption of this new standard for our qualified affordable housing projects, we also re-evaluated the accounting for new markets and historic tax credits partnerships. As a result of the 2014 evaluation, we changed the accounting for new markets and historic tax credits partnerships from the effective yield method to the cost method. The cumulative effect of this change was $227 thousand, which we considered an immaterial amount. This cumulative adjustment was recorded in 2014. At the time we did not obtain a preferability letter because we believed the change was not material upon adoption and was not expected to be material to future periods.

Ms. Stephanie L. Sullivan

Senior Assistant Chief Accountant

Office of Financial Services

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Recently we further evaluated our accounting for new markets and historic tax credits partnerships, and we determined that these investments should be accounted for using the equity method under ASC 323 as opposed to the cost method. If we had used the equity method for all periods presented instead of using the effective yield method in 2013 and the cost method in 2014 and 2015, the impact would not be material to the financial statements. Total investments in new markets and historic tax credits partnerships in our balance sheet were $2.7 million, $1.6 million, and $1.9 million as of December 31, 2013, 2014, and 2015, respectively. If these investments had been appropriately accounted for under the equity method, the investment balance would have been $3.0 million, $2.0 million, and $2.0 million as of those same dates. The difference resulting from applying the equity method is less than 0.1% of total assets; less than 1% of total equity; and less than 1% of net income for all years and all quarters of 2013, 2014, and 2015. The difference to the individual line items of Income Tax Expense and Amortization of Investment in Tax Credit Partnerships, while only $.1 million, $.4 million, and $.3 million for 2013, 2014, and 2015, respectively, would have been approximately 1% of Income Tax Expense and 30% of Amortization of Investment in Tax Credit Partnership expense for all years and all quarters of 2013, 2014, and 2015. All investments in new markets and historic tax credits for the years above have no remaining net investment as of December 31, 2016 which is the case applying either the cost or equity method. Any new tax credit investments other than qualified affordable housing projects will be recorded using the equity method.

We have evaluated the quantitative and qualitative materiality of this accounting error and concluded that the error is not material to our consolidated financial statements for any period.

We have reviewed our internal controls over financial reporting related to our accounting review process, including the evaluation of the accounting for new markets and historic tax credit partnerships. This error was the result of a deficiency in applying an incorrect accounting policy for such investments that had an immaterial impact. Given this, we do not believe the associated deficiency is or could be significant or material. We do not believe the deficiency was the result of ineffective oversight of the Company’s overall financial reporting or internal controls.

Ms. Stephanie L. Sullivan

Senior Assistant Chief Accountant

Office of Financial Services

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

●	Tell us whether you reflected this change in accounting principle retrospectively as required by ASC 250-10-45-5. If not, please provide your analysis as to why it was impracticable to do so.

We did not apply the change retrospectively since the effect on our financial statements was not material. Please see the response to the bullet above.

●	Tell us whether you obtained a preferability letter from your Independent Registered Public Accounting Firm. If so, please tell us why this was not filed as required by Item 601 of Regulation S-K.

We did not obtain a preferability letter because the change was not material upon adoption and was not expected to be material in the future. Please see the response to the first bullet item of this comment.

Please let me know if we can provide more information or further clarification. My direct dial phone number is 502.625.9176 and my email address is nancy.davis@syb.com.

Sincerely,

/s/ Nancy B. Davis

Chief Financial Officer

Stock Yards Bancorp, Inc.	ATTACHMENT 1
Loans Removed from TDR Status
2013, 2014, 2015 and Nine Months Ended September 30, 2016

Year	Loan	Balance	Factor(s) leading to removal

2013
	Loan A	$1,439,291	Fully charged off in November 2013

	Loan B	$1,500,000	Partial charge off. Remainder moved to Other Real Estate Owned in December 2013

	Loan C	$417,767	Fully paid off in September 2013
	Total for year	$3,357,058

2014
	None (1)

2015	Loan D	$4,783,116	The restructured loan was at market rate; no principal forgiveness; loan not impaired; paid per terms for at least six months and over a calendar year end in accordance with regulatory guidance

	Loan E	$417,810	Downgraded to non accrual status in May 2015. Note that when removed from accruing TDR status to non accrual it remained in non performing loans total
	Total for year	$5,200,926

2016
	None (1)

(1) Decreases in total TDR arose from loan pay-downs